Exhibit 99.1

St. John's, NL – January 16, 2020

FORTIS INC. TO HOLD TELECONFERENCE ON FEBRUARY 13

TO DISCUSS 2019 ANNUAL RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its 2019 annual financial results on Thursday, February 13, 2020. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's 2019 annual financial results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the conference will be available two hours after the conclusion of the call until March 13, 2020. Please call 800.585.8367 or 416.621.4642 and enter pass code 3581627.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at September 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact

Investor Enquiries: Mr. James Goodridge Manager, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com